

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2023

Ronald Tam
Co-Chief Financial Officer
Huize Holding Limited
49/F, Building T1, Qianhai Financial Centre, Linhai Avenue
Qianhai Shenzhen-Hong Kong Cooperation Zone, Shenzhen 518000
People's Republic of China

> **Re: Huize Holding Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **File No. 001-39216**

Dear Ronald Tam:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Haiping Li, Esq.